Filed by Energy Transfer Equity, L.P.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Southern Union Company
Commission File No.: 1-06407
TRANSCRIPT
     The following is a transcript of a conference call held by Energy Transfer Equity, L.P. (the “Partnership”) and Southern Union Company (“SUG”) at 9:00 a.m. Eastern time on June 16, 2011. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. The Partnership believes that none of these inaccuracies are material. A replay of the recorded conference call will be accessible for a limited time through the Partnership’s web site at www.energytransfer.com.
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Operator
Good morning ladies and gentlemen and welcome to the Energy Transfer Equity/Southern Union conference call. My name is Keisha and I will be your coordinator for today. At this time all participants have been placed on listen-only mode. Following the presentation we will open the call for a question-and-answer session. (Operator Instructions).
I will now turn the call over to Martin Salinas, the CFO of Energy Transfer Partners. You may proceed.
Martin Salinas - Energy Transfer Partners, L.P. — CFO
Thank you Keisha and good morning everyone. We are pleased that you joined us today to discuss this exciting announcement that ETE has acquired, has agreed to acquire Southern Union Company. With me from Energy Transfer is Kelcy Warren, the Chairman and CEO of ETP; John McReynolds, President and CFO of ETE; Jerry Langdon, ETP’s Chief Compliance Officer, and other members of our senior management team. Also here with us from Southern Union Company are George Lindemann, the Chairman and CEO; Eric Herschmann, Vice Chairman, President and COO; and Rick Marshall, Senior Vice President and CFO.
The release we issued and the presentation that accompanies this morning’s call can be found on the investor relations sections of ETE and Southern Union’s website.
And before we start, I would like to call your attention to the forward-looking statements disclaimer, risk factors and additional information related to documents containing important information to be filed with the SEC.
With that out of the way, I would like to now turn it over to Kelcy Warren.
Kelcy Warren - Energy Transfer Partners, L.P. — Chairman and CEO
Thank you, Martin. First of all, let me start by saying how excited I am personally that we are announcing this merger agreement. We have known the Southern Union people for a long time, George, Eric and others. We have had a very good relationship and we have felt that their assets were extremely complementary to our assets.
We are now the largest natural gas pipeline company in the United States. We are very proud of this fact; however, it is not nearly as important as the other couple of statistics I will announce. We are also the largest pipeline company in the United States as it relates to volume moved.
And then finally, there is another very important fact that I would like to focus on and that is margin. One of the things that ETP which is an operating limited partnership of Energy Transfer Equity, one of the challenges it has had is that we have had basis contractions. The margin that is paid to move gas from one point to another point has contracted dramatically. One reason for that is of course we have built pipelines from supply long basins into other areas which would have more transportation hydraulic flexibility and over time those areas have actually been congested as well. So we are going from one supply glutted area to another supply glutted area.
If you will direct your attention to the map on the investor presentation on page three, I would like to talk from this map.
If you look at the complement of these assets, it is very important — the energy transfer has more access to most of the shale plays than any other pipeline company in the United States. We’re proud of that fact. We are not involved in the Marcellus today but we will be over time.
But if you look at the Barnett shale, the Haynesville shale, the Eagle Ford shale, all the Permian Basin shales, the Bossier shales, we take probably more volume out of those shale plays than any other pipeline. If you look at the Southern Union assets, you will see that Southern Union goes from those supply hubs in many instances, they go from those supply hubs to many market consuming hubs. That is a big thing because what has happened to us is we have been very vulnerable at ETP to basis contractions and this is going to at least reduce that vulnerability.
Also there are is seasonality as everybody knows in the nation from time to time and getting to other market consuming regions of the United States is a very good thing for a pipeline company to do.
Recently Energy Transfer Partners announced the acquisition of an asset from Louis Dreyfus. That asset is a natural gas liquids pipeline that moves natural gas liquids from the Permian Basin to the Gulf Coast. We have also recently announced expansion of that facility by adding fractionation and we’ve also stated our desire to expand our capacity into West Texas which we believe West Texas is perilously close to having a real problem for NGL takeaway capacity.
We believe this merger with Energy Transfer Equity and Southern Union will allow us to achieve all of our goals as relation to that asset. I would like to say that we know that Southern Union knows these assets, this acquisition we made — that we made of Louis Dreyfus that we now call Lone Star and I think they agree — I think the management agrees with us this is a very, very complementary acquisition.
But finally in conclusion before I hand it over to Martin Salinas, I would like to say I have spent my career being very envious of entities that had drop-down capabilities to feed their MLPs. Those of you who know the MLP world, you know that there are a few of those. It is a very great story. It is something again I’ve been very envious of.
We now have the capability to do that and I expect over time we will see Energy Transfer Equity probably dropping down some of these assets out of Energy Transfer into Energy Transfer Partners.
With that, I will hand it over to Martin Salinas, our Chief Financial Officer.
Martin Salinas - Energy Transfer Partners, L.P. — CFO
Great, thanks Kelcy. We will now pick up on slide four, and I want to talk a little bit about the terms of the transaction. ETE will acquire all of the outstanding common stock of Southern Union for newly issued ETE Series B units which will be registered and are expected to be listed for trading on the New York Stock Exchange. The implied value of a Southern Union shareholder — or to a Southern Union shareholder is $33 per share which represents an approximate 70% premium to Southern Union’s closing share price as of yesterday. And when you compare it on an average price on a year-to-date basis, that approximates 18%.
The transaction is structured to provide tax deferral and meaningful flexibility for Southern Union shareholders while also providing ETE with the optionality and flexibility to pursue drop-down opportunities over time, as Kelcy mentioned.
I would now like — and I will let Eric walk through the various mechanisms of the Series B units and exchange options for Southern Union shareholders here in a few minutes.

As it relates to value, the total transaction is $7.9 billion which includes the issuance of the $4.2 billion of ETE Series B units and $3.7 billion of existing Southern Union debt. And from an approval process perspective, both Boards have unanimously approved the merger and we will seek Southern Union shareholder and regulatory approvals including PUC’s, FERC and HSR. And from ETE’s perspective, a unitholder approval is not required to move forward with the transaction.
As it relates to timing, we don’t expect any regulatory issues and therefore expect to close by the first quarter of 2012.
And on slide five from a strategic perspective, a rationale for ETE, and as Kelcy mentioned, this deal is definitely transformational for ETE. The transaction is not only immediately accretive to distributable cash flow at ETP but also diversifies ETE’s distributable cash flow with yet another investment-grade source.
Further, the Southern Union assets are highly complementary to ours so we will gain increased size, scale and financial resources to enhance our overall geographic diversity while adding to our long list of organic growth opportunities. By adding Southern Union’s assets to ETE’s existing portfolio, we will be able to further enhance our ability to serve our customers with a comprehensive interstate and midstream platform across major gas markets in the United States.
We also expect to realize tangible immediate synergies that will create further value for our ETE unitholders. Likewise, the prospect of drop-downs and joint ventures with ETP and Regency will provide further value to the group as a whole.
Turning to slide six and looking at pro forma cash flow, you will see that the greater operational and geographic diversity from this transaction enhances our cash flow by providing another investment-grade cash flow source to ETE in addition to what ETE is already receiving from ETP and Regency.
And from a qualitative perspective, approximately 77% of Southern Union’s EBITDA comes from the interstate pipelines and storage facilities operating primarily under long-term fee-based contracts with high quality credit customers. For instance, the average remaining life on Southern Union’s 50% ownership in FGT’s Phase VIII project from the Mobile Bay Alabama area to Southern Florida is approximately 25 years and its trunkline LNG import terminal in South Louisiana is approximately 20 years. This cash flow profile complements ETE’s existing cash flow sources of ETP and Regency which both generate the majority of their cash flows under fee-based contract structures.
I would also remind you that ETP and Regency’s percentage of fee-based cash flows will continue to increase as recently completed and soon to be completed projects provide additional cash flows from fee-based contracts.
So pro forma for 2011, we expect ETE’s consolidated adjusted EBITDA from investment-grade entities will increase from 80% to 86% with this acquisition. This represents both improved credit quality and diversification.
With that, I’ll now turn it over to Eric Herschmann who will provide the Southern Union perspective.
Eric Herschmann - Southern Union Company — Vice Chair, President and COO
Thank you, Martin. First let me say that I share ETE’s excitement about today’s announcement. We believe that this is a great opportunity for Southern Union shareholders, which was unanimously approved by our Board of Directors.
For Southern Union shareholders, this deal offers a material financial benefit in the form of a 17% premium to our trading price at yesterday’s close that is also an 18% premium to Southern Union’s average trading price year-to-date. In addition, Southern Union shareholders will see a fourfold increase in their annual cash return since the yield on the Series B is 8.25% versus our current Southern Union dividend yield of about 2%.
If you look at slide seven, you will see our rationale and on slide eight, the overview of the Series B units.

In addition to what I have said already, the potential for conversion into ETE and ETP units provides opportunity for attractive upside for Southern Union shareholders based on investor objectives. ETP offers an attractive yield and growth from an investment-grade company with significant liquidity while ETE offers a lower yield but with higher growth and is more supercharged investment alternative.
But overall this deal marries Southern Union’s market driven end-user markets with Energy Transfer System close to major natural gas producing basins. So on that basis, the Lindemann family and I representing approximately 17 million shares excluding our stock options have signed support agreements to vote in favor of this deal and expect to be committed long-term ETE unitholders.
If you turn to slide eight and slide nine, you will see on the next two slides going to provide an overview of the Series B units and walk you through the various conversion redemption options for Southern Union shareholders which we believe offer attractive incremental upsides.
First, the units will be registered and are expected to be listed for trading on the New York Stock Exchange and will be redeemable at any time by ETE for cash and an implied value of $33 per former Southern Union share. If a Series B unitholder does not want cash at that time, the holder may convert into ETP units at a fixed value equal to $33 per Series B unit. At any time after the first anniversary including on a redemption event, Series B holders may alternatively convert into ETE common units at the 0.770x exchange ratio.
We believe this gives our shareholders various options to maintain either holding a Series B unit, to potentially take cash, to convert into at certain times ETP, and also the opportunity to convert into ETE.
If you look at slide nine which is the Series B unit decision tree, holders of the Series B units will receive an annualized cash yield of not less than 8.25% payable quarterly based on the implied value of $33 per former Southern Union share. This represents as I said previously a significant increase relative to Southern Union’s current annualized dividend yield of 2%.
Moreover, after year three, a Series B unitholder will receive the greater of 8.25% or 750 basis points over LIBOR. In our view, the economic accretion to ETE from this transaction means that to many of our shareholders the right to convert into ETE common units after the first anniversary of closing should be very attractive.
In summary, we believe that this deal provides attractive options for Southern Union shareholders both over the short-term and the long-term as well as significant benefits to end-use customers.
We also will benefit, as Kelcy mentioned, becoming part of a much larger and much more diversified platform with a management team that we now and knows us very well and has a proven track record of increasing unitholder value.
With that, I would like to turn the call back over to Martin.
Martin Salinas - Energy Transfer Partners, L.P. — CFO
Thanks, Eric. Now looking at slide 10, you will see how bringing together our complementary businesses create one if not the best positioned players in the US natural gas market. For those less familiar with our structure, ETE which owns a general partner of ETP and approximately 50.2 million ETP limited partner units and owns the general partner of Regency Energy Partners and approximately 26.3 million Regency limited partner units will now also own all of the outstanding common stock of Southern Union. Together these three commonly controlled segments comprise a true natural gas major in the US and that platform is certainly poised for further growth for many years to come.
Looking at slide 11 and drilling down deeper into the expected synergies from this transaction, you will see that we have identified approximately $100 million in potential yearly commercial and operational synergies. We expect an estimated $25 million to come from primarily corporate overhead rationalizations, elimination of certain public company expenses, real estate consolidation, and other cost initiatives.

In addition, we have also identified an estimated $75 million in synergies through commercial and operational initiatives, something that we know we can do with having Southern Union’s assets under our control and we expect more than $25 million in one-time savings related to CapEx avoidances and the utilization of existing right of way. Importantly, these projected synergies exclude any savings from Southern Union’s gas LDCs.
Now on slide 12, at ETE, we certainly pride ourselves in our ability to integrate assets and businesses including most recently the Louis Dreyfus Energy acquisition in 2011 and Regency’s acquisition in 2010. We are also very familiar with Southern Union’s assets and I would remind you that many of our employees who currently work in our existing interstate operations once worked at Southern Union prior to ETP acquiring Transwestern in late 2006. This further bolsters our ability to integrate Southern Union’s operations in a seamless manner.
We have already established an integration team and will bring together people from both sides in the spirit of working together and being able to realize these synergies immediately after closing.
We are also very focused on enhancing Southern Union’s liquidity and credit profile and so we will work with Rick Marshall and his team on refinancing debt maturing over the next couple of years.
On 11, and we will talk a little bit about the timeline, this shows a simplified timeline from the integration and transaction approval process which as I mentioned earlier, we expect to take into the first quarter of 2012.
And lastly, and in summary on slide 15, I would just like to reemphasize the positives of this transaction that you have not only heard from Kelcy but Eric as well and highlight the larger, stronger and more diversified ETE today’s announcement will create. Simply put, the Energy Transfer Group will be in a better position to support both the existing and emerging natural gas basins in the United States and provide a comprehensive suite of offerings and services to our customers be it gathering, processing, fractionation, storage or transportation.
We have enhanced our growth opportunities supported by a proven track record of project management and cost oversight with $1.5 billion and growing of growth projects to be built in key producing regions. Our financial position will remain strong with more stable cash flows, a solid liquidity position, a high-quality base of long-term customers and continued flexibility to raise capital while keeping our commitment to maintaining and achieving as it relates to Regency investment grade credit metrics.
And lastly and as shown on slide 15, ETE and ETP unitholders have experienced very attractive total returns and we firmly believe this transaction will provide both immediate value for Southern Union shareholders and value creation for the Energy Transfer Group over not only the short but also the long-term.
With that, that concludes our formal presentation. Keisha, let’s now go into questions please. Thank you.
QUESTION AND ANSWER
Operator
(Operator Instructions). Gabe Moreen, Bank of America Merrill Lynch.
Gabe Moreen - BofA Merrill Lynch — Analyst
Good morning everyone and congratulations to all parties involved. A couple of questions:
First I guess in terms of from the ETE perspective in buying these assets, is there a cost basis step up to market so that there wouldn’t be any tax leakage upon drop-downs if they were to occur? And I guess related to that, I know that Southern Union in their guidance had put out I think a pretty minimal level of cash taxes they expect to pay at the corporate level. Will that still hold true once these assets are at ETE?
Martin Salinas - Energy Transfer Partners, L.P. — CFO

Yes, Gabe, this is Martin. I will answer the first one and then hand it over to Rick to answer the second question. As it relates to the first question, the initial transaction was structured to be tax efficient. With respect to potential drop downs occurring, we would potentially see some tax leakage. We are currently evaluating that process and will certainly look at minimizing any tax leakage from the drop downs but you did hit on that it would potentially be some of that. And of course that will be factored into how we structure the drop downs. On the second part, Rick?
Rick Marshall - Southern Union Company — SVP and CFO
Yes, we typically have not provided guidance with respect to years beyond the current year as I think you alluded to in 2011, our expectation was that there would not be any cash taxes in 2011. I am hesitant to say much more than that although one can certainly look to the level of CapEx that the company has typically had, the bonus depreciation rules and come to a conclusion that taxes going forward would not be significantly greater than the 2011 levels.
Gabe Moreen - BofA Merrill Lynch — Analyst
Okay. And then in terms of maintenance CapEx and the relative I guess spend on maintenance CapEx let’s say as a percentage of EBITDA between Southern Union and ETP’s asset basis, it seems a lot higher at Southern Union at about 30% of EBITDA again just for 2011. You know and in terms of those synergies as asset optimization, just wondering if that is a maintenance CapEx level we should sort of hold going forward or if there is anything there in terms of running the assets differently or something in 2011 making that number be a little bit higher?
Rick Marshall - Southern Union Company — SVP and CFO
From Southern Union’s perspective again, we don’t give guidance into 2012 but if you look at it historically, our maintenance CapEx numbers have been pretty consistent with — relatively consistent with what you have seen in 2011.
Gabe Moreen - BofA Merrill Lynch — Analyst
And then one final question if I could on the mechanics around the [Series B] and I will jump back in the queue. In terms of the Class Bs, a, are those K-1 generating units upon issuance like a regular MLP unit? And then also in terms of if ETE elects to either in the first year convert those into cash or redeem them for cash or convert them into (inaudible) [E] units, on a partial basis, how is that going to work? Would that be sort of a tender offer or would they be prorated in terms of that conversion? Just trying to get some thought on that.
Martin Salinas - Energy Transfer Partners, L.P. — CFO
Yes, Gage, again this is Martin. They will be K-1 issued to Series B units so they will be treated as a partnership unit.
With respect to the second one, given ETE distributes all its cash today and maintains that 1.0 coverage ratio, what we would likely expect to happen is drop downs occurring at the ETP Regency level would provide the cash needed to fund the redemption of the Series B units. Upon redemption, the Series B unitholder would have the ability to take cash or elect to take ETP units at the Series B unitholders’ option and that would be on a pro rata basis.
Gabe Moreen - BofA Merrill Lynch — Analyst
Thanks, Martin. Thanks, everyone.
Operator

Darren Horowitz, Raymond James.
Darren Horowitz - Raymond James — Analyst
Yes, good morning guys and also add to the comments congratulations to all parties involved on the announcement of the transaction.
Kelcy, I have got just a couple of questions for you and the first kind of goes back to the initial point that you made about expanding capacity in West Texas for the NGL business. When you consider the Louis Dreyfus asset footprint and the expansions that you have got you guys have announced and you overlay Southern Union’s GNP footprint with 5500 miles of gathering pipe and five cryo plants and also the trunkline pipe and expansion, you basically have more of a fully integrated system with excellent downstream connectivity.
So can you just give us some insight as to how you see that asset footprint continuing to evolve say over the next five years and ultimately how big of a driver of cash flow do you think that is going to be for the consolidated entity?
Kelcy Warren - Energy Transfer Partners, L.P. — Chairman and CEO
You bet. Darren, first of all as you know, I think you know what — probably a lot of people on this call don’t know this. What is going on right now in the Permian Basin and Southeastern New Mexico is pretty mind-boggling. I think everybody knows there has been a huge decoupling between the price of crude and of course NGL values track crude now and they don’t track natural gas prices and in fact the value of natural gas which has been depressed for quite a period of time and I personally believe will stay relatively low compared to NGL value.
Consequently, we are seeing the rig counts increase dramatically in that part of the country. Therefore we are seeing more NGLs produced. The problem is, Darren, as you know, there is no takeaway capacity. I mean it is very limited, the Lone Star NGL which is the former Louis Dreyfus is near capacity. We can add a little bit of capacity relatively inefficiently by adding pumps but also the other NGL takeaway parties are full or very near their capacity now.
And so I personally see a train wreck coming where somebody doesn’t build more takeaway capacity from that region very soon, there is going to be a problem and we are committed to doing that. As you know, there is competitors that are kind of announcing their pipelines which is kind of humorous to me but they may be successful but not to our failure.
I will tell you that this acquisition pushes us really where I want to be. And so I think to finally to answer your question, I see between the Southern Union assets from the former acquisition of the Sid Richardson Company and our Lone Star NGL pipeline, I see a huge complement to the ETE shareholders over time, a huge compliment.
Darren Horowitz - Raymond James — Analyst
I appreciate the color. Kelcy, if I could, just one more quick question on the contract mix. When you look at the Southern Union G&P mix, it is about 68% of proceeds which dovetails nicely with the Lone Star assets which I think are about also percent of proceeds about 60% on volumes. But the remaining sub G&P contract mix is about 32% fee-based and I think that you guys at Lone Star have about 40% keep whole.
So on a pro forma basis when you are looking at the consolidated asset suite, does the contract mix change going forward for you? Do you want to mitigate more of that keep whole risk and become more call it fee plus conditioning or how do you see the pro forma contract mix 12 to 18 months from now?
Kelcy Warren - Energy Transfer Partners, L.P. — Chairman and CEO

Darren, as you know, we have had very little exposure to commodity prices which I got to tell you in our case has been a negative. Everybody wants you to say that you’ve got no exposure to commodity prices. Everything is demand fee. Yes, that is great until you see natural gas go to $12 and NGLs follow crude.
And so we have not experienced the benefit that our peer group has experienced in this period of time. When we study what Southern Union has done, they have done a remarkable job of hedging over the period of time that they have owned these assets. Of course, we will continue that strategy but I think slightly different.
I think when you buy a contract that is POP, what you really want to know is you are buying it on a cash flow where gas prices are depressed the way they are today. Again, I am not bullish on natural gas prices. I hate to say that. I wish I were but for the short-term, next two to three years, I am not.
We think our contract mix is going to be so — if you look at ETP which as you know is the primary operating limited partnership under ETE, we have almost no commodity exposure. So as a percentage if we did nothing if we just continued to operate the way the respective assets are operated, the amount of commodity exposure that we have at ETP is very, very small.
Darren Horowitz - Raymond James — Analyst
I appreciate it, Kelcy. Thank you.
Operator
Stephen Maresca, Morgan Stanley.
Stephen Maresca - Morgan Stanley — Analyst
Good morning everybody and congrats to all as well. A couple of questions if I may: The first thing is Kelcy, you talked about being a little bit envious of the drop-down stories historically in MLP land and this really sets you up extremely well for that. You also mentioned seeing some of those assets migrate into ETP over time.
And if you can just maybe give a little color as to how you think about what or how goes into ETP versus Regency you know over the next two to three years and how you make that decision I guess?
Kelcy Warren - Energy Transfer Partners, L.P. — Chairman and CEO
You bet. And knowing us the way you do, you know we don’t believe in growing to be growing even though that is what the MLP model might suggest you do. You have watched us over the years. If something is not hydraulically complementary to our other businesses, then we don’t do it. And so I guess you could draw the conclusion from that that to the extent that there are drop downs they will be complementary in nature. In other words, there will be one plus one conclusion equals more than two. That you can be confident of.
Also you know you mentioned Regency, it is a good point. We own the general partners of the two MLPs of course ETP being the largest and probably the more capable to digest drop downs. But also Regency has a great deal of capability as well. Regency is well on their way we believe to become an investment-grade entity and there might in fact be some consideration there as it relates to a drop down.
Stephen Maresca - Morgan Stanley — Analyst
Okay, I appreciate that very much. The second thing, now you have assets at ETE. Before it was very light holding company and cash flow you know just really free cash flow. How do you think about CapEx now that you have these great assets up there in the sense that there is growth associated with them? And does ETE become more of a quote, unquote, regular MLP in terms of looking to the markets to fund growth CapEx and how we think about other MLPs out there?
Martin Salinas - Energy Transfer Partners, L.P. — CFO
Stephen, this is Martin. I will take that one. As it relates to growth, I mean we will continue to support Southern Union and its continued growth obviously coupled with ETP and Regency. What I would say there is we are going to show the same financial discipline with respect to that growth. We will look at what is going to provide our unitholders the most value and most return while also making sense on the map through integrating existing pipeline with future pipeline projects. And we are going to — made the right decisions on that. If that means additional equity at ETE to fund transactions down at Southern Union, that is what we will do and so I think your answer is yes for the right projects.
Stephen Maresca - Morgan Stanley — Analyst
Okay. And then my final question, thanks for that as well. Do you anticipate having to sell any assets and I guess I am specifically talking about the local distribution company that is at Southern Union?
Kelcy Warren - Energy Transfer Partners, L.P. — Chairman and CEO
You know, no, on the answer on having to sell anything. There are certain assets that we might consider selling but there are many considerations of that and one is I think the question was asked earlier maybe by Gabe concerning the tax efficiency of such conduct.
So at this time no, we are not thinking that way. We are thinking more along a drop-down strategy and also as you know, the LDC business is nonqualifying income for an MLP but that does not mean that we would not be a long-term holder of that asset.
Stephen Maresca - Morgan Stanley — Analyst
Okay, thanks a lot, everybody and congrats again.
Operator
Steven Karpel, Credit Suisse.
Steven Karpel - Credit Suisse — Analyst
Good morning. First off, you kind of alluded to this a bit in the release and in your comments, what has been the discussions with the rating agencies and can you talk specifically on how they view the special unit interest in terms of a debt versus equity split?
Martin Salinas - Energy Transfer Partners, L.P. — CFO
Yes, we certainly spend a lot of time — this is Martin Salinas — we spend a lot of time with the rating agencies. As we commented in the press release and also in the prepared remarks, we are committed to maintaining our investment grade credit metrics the dialogue with the agencies spend it over several weeks and quite a bit of dialogue. As we appreciated and as each of the agencies have their respective treatment of these hybrid securities if you will, they looked at it and gave some percentage equity treatment given the terms.

But I think that at the most a 50% I think one may have given 25% and that was viewed in context with the overall business transaction, the asset integration as well as the cash flow impact. So all that was taken into consideration and certainly would not have moved forward with the transaction without the responses from the agencies being such to keep our investment grade credit metrics.
Steven Karpel - Credit Suisse — Analyst
So can you talk about what the thought was with ETE so ETE has got — obviously will have significantly more scale now at this point. In the release you mentioned everybody else but ETE as an investment-grade entity. What are your thoughts of ultimately making ETE investment-grade as well?
Martin Salinas - Energy Transfer Partners, L.P. — CFO
Yes, that one, given ETE and where it sits within the structure and I think kind of almost consider it as a holding company given that there are not direct assets held by ETE other than I guess with this transaction, Southern Union would be a wholly-owned subsidiary, we feel it is more important at this point to maintain the investment grade credit metrics at Southern Union at ETP also continue the commitment of getting Regency up into the investment-grade category. And let that fall where it may and given at least over the near term and certainly the long term, no additional funding requirement at ETE feel like that is the best approach today.
Steven Karpel - Credit Suisse — Analyst
All right, and then finally on the bond side, is how does this trigger in terms of change of control? I think you have maybe one or two bonds that has a change of control in it at the sub level and has some call features. Can you talk specifically about one, the change of control? And then two, on debt that is callable or that you would take out as part of the refinancing?
Rick Marshall - Southern Union Company — SVP and CFO
This is Rick Marshall. You know, most of the change of control features in the Southern Union and Panhandle — well, Southern Union indentures — have dual triggers. So it’s change of control and a downgrade by the agencies. So with respect to most of our debt, we don’t see any issues in connection with this transaction to the extent that we maintain the investment grade rating at Southern Union Company.
As far as there are some minor issues with some of our term loans that upon change of control, there might be an interest step-up. However, those are the loans that we expect to take out in short order sometime before the end of this year. So we don’t view this as an issue.
Steven Karpel - Credit Suisse — Analyst
That includes — I might be stating this wrong, but I think it is the 2066 bonds that had maybe a step-up and a change of control language in them; same thing with those? Same issue meaning there would be kind of a non-item there?
Rick Marshall - Southern Union Company — SVP and CFO
I would have to look into that a little closer. I don’t think that that is an issue.
Steven Karpel - Credit Suisse — Analyst
Okay. Thank you, gentlemen, appreciate it.

Operator
Carl Kirst, BMO Capital.
Carl Kirst - BMO Capital Markets — Analyst
Thanks. Good morning, everybody, and congratulations as well. Some of my questions have been hit here, but let me just a couple of others if I could. You know, maybe just by way of a little bit of background, I assume this was a negotiated deal. But I was just curious who approached whom and then perhaps how long this has been in the works, if possible?
Kelcy Warren - Energy Transfer Partners, L.P. — Chairman and CEO
Yes, this is Kelcy. I think — George and I were talking about this yesterday. I think this goes back maybe seven or eight years that I was fortunate enough to meet George. We have talked for years about the hydraulic logic of putting assets together, and it just did not make sense before. It did lead to a wonderful transaction, though, at some point. I was talking to Eric and George a few years ago, probably 2007 and ‘06, and that led to the acquisition of Transwestern.
So this has been consistent dialog for years. And then just recently we got together, I think as everybody knows, it is an ETE unitholder or ETP or Regency. We have tried very hard to do acquisitions combined with internal growth. We have been long internal growth and short M&A of late, and fortunately for us, this opportunity worked out.
Carl Kirst - BMO Capital Markets — Analyst
Great. Two other questions if I could. One, just kind of dot the i and cross the t here; is there a breakup fee we should be aware of? And then as a just sort of secondary question and I am just curious from a Southern Union standpoint, kind of just given the relative size of that entity, a wildcard we have been all looking at has been of course the LNG export potential with BG. And I am just curious if any option value was paid for that in your guys’ minds.
Eric Herschmann - Southern Union Company — Vice Chair, President and COO
Carl, it’s Eric. Let me address the breakup fee. There are certain termination provisions in place. We are subject to a breakup fee at 2.25% during the first 40 days after the date of the merger agreement and 3.25% and that is only of equity value after that. And then there is a maximum reimbursement of up to $12.5 million of transaction costs.
So in our view and in the view of the independent directors with their council and their advisers that that was a more than reasonable provision. And as far as the potential export as you know we have been discussing it lately, there is not a lot we can discuss currently because of certain confidentiality agreements but we believe it is something that will continue to be pursued as vigorously as when Southern Union was the sole owner.
Kelcy Warren - Energy Transfer Partners, L.P. — Chairman and CEO
And as it relates to was there value given there, absolutely. You know when you look at the value chain that you have paid for an asset if you are us at least — and by the way I am the largest owner of ETE — you look at first of all the demand fees and the guaranteed throughput volumes and then you work your way all the way through the more commodity sensitive cash flows. And then you finally get to the prospective projects. And of course you never give as much value to those as you would to the ones that are up in the food chain. However, we like the project and we did give it some value, yes.

Carl Kirst - BMO Capital Markets — Analyst
I appreciate the color. Thanks, guys.
Operator
Harry Mateer, Barclays Capital.
Harry Mateer - Barclays Capital — Analyst
Hi guys. I don’t want to belabor the point but can you just talk about the ratings at Southern Union? You currently have ratings from three agencies. Do you expect to continue maintaining and paying for agencies for ratings at all three?
Martin Salinas - Energy Transfer Partners, L.P. — CFO
This is Martin. Yes, I mean that is important to us. We have learned particularly over the last couple of years, access to capital is critical. Having that investment grade status I think across all the entities — ETP and Southern Union — gave us that access. So definitely given the world we live in and the volatility, absolutely.
Harry Mateer - Barclays Capital — Analyst
Okay. And then with respect to the hybrids again, I know Southern Union had been expecting to extend them because they put some interest rate swaps in place. But can you just comment when you were doing your planning around this, is your thought process consistent and you expect to extend these as floating-rate instruments beginning in November or is there a possibility that those hybrids might be refinanced?
Rick Marshall - Southern Union Company — SVP and CFO
Well first of all, Southern Union — this is Rick Marshall. Southern Union has entered into forward starting swaps with respect to a large percentage, 525 million I believe of those securities. And it is a combination of five-year and 10-year with mostly 10-years swaps. So our intention was to keep them outstanding and swap to a fixed rate.
Harry Mateer - Barclays Capital — Analyst
Okay and is that, Martin, is that still your thought process pro forma for this transaction?
Martin Salinas - Energy Transfer Partners, L.P. — CFO
Yes, it is, Harry. And again some of that we will continue to evaluate between now and closing and certainly after as just what that may allow in terms of refinancing as part of the drop downs and the use of proceeds to ensure not only that we maintain the investment-grade credit metrics at the entities but also look at exercising our being ETE’s option to redeem Series B units for cash.
Harry Mateer - Barclays Capital — Analyst
Very helpful. Thanks guys.
Operator

Bradley Olsen, Tudor, Pickering, Holt & Co.
Bradley Olsen - Tudor, Pickering, Holt & Co. — Analyst
Good morning guys and congratulations on the deal. A question about how you think about ETE’s payout ratio going forward. You are in kind of a unique situation where you are holding operating assets and financial assets and per your comments earlier, it sounds like some of those operating assets are actually going to end up at either ETP or Regency.
In light of that, how do you think about what you would be willing to pay out in an ETE distribution from the assets you have acquired from Southern Union?
Kelcy Warren - Energy Transfer Partners, L.P. — Chairman and CEO
This is Kelcy. We have had a policy at ETE, as you know, it has been a pass-through vehicle so therefore we have had a policy of maintaining a one coverage ratio. That has changed as a result of this transaction. That would not be a prudent thing to do.
However, if you look at the assets that will most likely continue to reside at ETE, well, if you look at it from my perspective, I think that that coverage ratio will not go up very much. It will certainly be less than 1.1 probably closer to 1.05 over time. That is after we obviously after we consider drop downs.
Bradley Olsen - Tudor, Pickering, Holt & Co. — Analyst
Okay. Thank you. And as far as, Kelcy, you mentioned earlier on the call that this transaction reduces your basis of vulnerability and I guess I was just going to get a little bit more color on that. When you say that it reduces your exposure to basis, are you just saying purely by the nature of the kind of diversification effect of this transaction or is it something that — do you actually see maybe interconnects with longer haul pipelines to demand centers as actually changing the margins that you are able to charge or your ability to contract maybe spare capacity on your intrastate system?
Kelcy Warren - Energy Transfer Partners, L.P. — Chairman and CEO
Yes, first of all, I know you guys at Tudor Pickering very well and I know you know what I am about to say. You know, we sold a great deal of capacity from the Barnett shale to Perryville, Louisiana. Well as you know and I know, there is nobody burning gas at Perryville, Louisiana. So what has happened is now we just moved the glut and it is now located at that point.
So the capacity we did not sell that we sell interruptible which is pretty much the way all pipelines work, you will sell as much firm as you can and then you sell a small piece interruptible if you are so lucky. There is just no basis and it has just been painful for several quarters now.
What I really meant by that is having better access to the market where we can actually provide more services for our producers. Up to now Energy Transfer primarily our producers have been the producer of natural gas. We are now shifting into more of a nice mix where our customers are — the market hubs as well as the supply hub. So it is really offering more services and therefore profiting from that service providing.
Bradley Olsen - Tudor, Pickering, Holt & Co. — Analyst
Okay, thanks. And just one more kind of bookkeeping question. Florida Gas is — kind of just concluded a large expansion in Phase VIII kind of a $2.5 billion expansion. During that expansion it is my understanding that Florida Gas of which Southern Union owns 50% didn’t really pay out a dividend. And do you guys have any insight into what that payout ratio goes to? I think $90 million was kind of the rough ballpark free cash flow from the 50% interest of FGT in Southern Union’s latest guidance presentation.
Do you guys see that as something that you can kind of pay out all $90 million of that from ETE or what?
Kelcy Warren - Energy Transfer Partners, L.P. — Chairman and CEO
As you know, there is a partner in Florida Gas Transmission and I do not feel really comfortable answering that at this time.
Eric Herschmann - Southern Union Company — Vice Chair, President and COO
What I will say is — our plan is to reinstitute dividends on a go-forward basis now that the Phase VIII is in service. So the level of those dividends obviously depends on the agreement by the partners but our plan over time is to pay out a dividend at least equal to net income.
Bradley Olsen - Tudor, Pickering, Holt & Co. — Analyst
Great. Thanks a lot, guys.
Operator
Vivek Pal, Knight Capital.
Vivek Pal - Knight Capital — Analyst
Yes, good morning guys. Most of my questions have been answered but I was just curious as you drop down assets into the MLPs, how we are to retain investment-grade rating at SUG? I mean you have got three issues outstanding at the holding level. You probably have to take them out over time right before the maturity is due in order to maintain the investment grade rating to use the proceeds from asset sales?
Martin Salinas - Energy Transfer Partners, L.P. — CFO
This is Martin. Again, when you look at the maturity profile of Southern Union, there is — I want to say maybe a little less than $2 billion of debt that comes due in 2012 and 2013. And so as we move forward with the potential for the drop downs and the use of cash from those drop downs by ETE, it would be a combination of debt repayment plus a redemption of the Series B units in such a manner that maintains the investment-grade credit metrics at Southern Union while also redeeming the Series B units for cash. And then that also from a friction cost perspective allows us to do it in as efficient manner as possible.
Vivek Pal - Knight Capital — Analyst
But you’re holding debt is not maturing any time soon. I mean you have got the hybrids in 66 and the 8.25%, the 29, 760 is 24. So the whole — the other debt is associated with that are the pipeline assets — right? So how are you going to balance that?
Martin Salinas - Energy Transfer Partners, L.P. — CFO

There is a $250 million term loan outstanding and there is a high percentage of the revolving credit facilities that are outstanding so you know those are the type facilities we would look to first and they are pre-payable without penalty.
Vivek Pal - Knight Capital — Analyst
Okay. And at the same time you are buying these securities, so that means that in the next 12 months you will be selling at least $2 billion, $3 billion worth of assets, right? Or dropping down that much in assets to the MLP.
Martin Salinas - Energy Transfer Partners, L.P. — CFO
Again, those are things that we have not decided. I mean it does require special committees and right now our focus is getting the transaction approved by shareholder as well as the regulatory aspect of it.
Vivek Pal - Knight Capital — Analyst
Okay. One last on the macro side. What is the need of having two MLPs? I mean [EPD] has been rolling up the MLPs. Is that something that you intend to do over time or why won’t you do it now and just have one MLP buy all the assets?
Kelcy Warren - Energy Transfer Partners, L.P. — Chairman and CEO
This is Kelcy. Yes, by the way I agree with you. I am not a big fan of owning multiple MLPs. However, that was necessary to do the transaction. Sometimes the math just dictates how you construct the deal. But I would agree with you. I think at some point we will certainly look at consolidation and simplification of our holdings.
Vivek Pal - Knight Capital — Analyst
All right. Kelcy, exactly. I mean right now you have got the scale and size to do it. Do you think it happens in the next — as a part of this transaction if it makes sense or is it a long-term?
Kelcy Warren - Energy Transfer Partners, L.P. — Chairman and CEO
I promise you if it makes sense from a math standpoint, we are all over it.
Vivek Pal - Knight Capital — Analyst
All right. Thank you.
Operator
Michael Blum, Wells Fargo.
Michael Blum - Wells Fargo Securities — Analyst
Actually my question was just answered. Thank you.
Operator

Thank you. That concludes the Q&A session for today. I will now hand the conference back over to Martin for any closing comments.
Martin Salinas - Energy Transfer Partners,L.P. — CFO
Great. Thanks Keisha and again, thank you everyone on behalf of Energy Transfer and Southern Union. We are very excited about what this transaction does for ET unitholders, SUG shareholders and of course for our customers. We look forward to continuing discussions with you and have a great day. Thank you.
Operator
Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect your lines. Good day.
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Forward-Looking Statements
     This transcript may include certain statements concerning expectations for the future, including statements regarding the anticipated benefits and other aspects of the proposed transaction, that are forward-looking statements as defined by federal law. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond the control of the management teams of the Partnership, Energy Transfer Partners, L.P. (“ETP”), Regency Energy Partners LP (“RGNC”) or SUG. Among those is the risk that conditions to closing the transaction are not met or that the anticipated benefits from the proposed transactions cannot be fully realized. An extensive list of factors that can affect future results are discussed in the reports filed with the Securities and Exchange Commission (the “SEC”) by the Partnership, ETP, RGNC and SUG. Neither the Partnership, ETP, RGNC nor SUG undertakes any obligation to update or revise any forward-looking statement to reflect new information or events.
Additional Information
     In connection with the transaction, the Partnership and SUG will file a joint proxy statement / prospectus and other documents with the SEC. Investors and security holders are urged to carefully read the definitive joint proxy statement / prospectus when it becomes available because it will contain important information regarding the Partnership, SUG and the transaction.
     A definitive joint proxy statement / prospectus will be sent to stockholders of SUG seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement / prospectus (when available) and other documents filed by the Partnership and SUG with the SEC at the SEC’s website, www.sec.gov. The definitive joint proxy statement / prospectus (when available) and such other documents relating to the Partnership may also be obtained free of charge by directing a request to Energy Transfer Equity, L.P., Attn: Investor Relations, 3738 Oak Lawn Avenue, Dallas, Texas 75219, or from the Partnership’s website, www.energytransfer.com. The definitive joint proxy statement / prospectus (when available) and such other documents relating to SUG may also be obtained free of charge by directing a request to Southern Union Company, Attn: Investor Relations, 5444 Westheimer Road, Houston, Texas 77056, or from SUG’s website, www.sug.com.
     The Partnership, SUG and their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information concerning the interests of the persons who may be “participants” in the solicitation will be set forth in the joint proxy statement / prospectus when it becomes available.